Filed Pursuant to Rule 433
Registration No. 333-158663
Bank of America Raising Capital to Repay Government Investment (TARP) December 2, 2009

2 Forward Looking Statements Bank of America and its management may make certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead represent Bank of America's current expectations, plans or forecasts relating to the offering of "common equivalent securities", the calling of a special shareholders' meeting to approve an increase in authorized common shares, the level of preferred dividends, and pro-forma capital ratios, the closing of the Columbia Management and First Republic sales, the possible sales of additional assets and other similar matters. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and are often beyond Bank of America's control. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements. .. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed under Item 1A. "Risk Factors" of Bank of America's 2008 Annual Report on Form 10-K and in any of Bank of America's subsequent SEC filings: negative economic conditions; Bank of America's modification policies and related results, the level and volatility of the capital markets, interest rates, currency values and other market indices; changes in consumer, investor and counterparty confidence; Bank of America's credit ratings and the credit ratings of its securitizations; estimates of fair value of certain of Bank of America's assets and liabilities; legislative and regulatory actions in the United States (including the CARD Act of 2009 and related regulations) and internationally; the impact of litigation and regulatory investigations, including costs, expenses, settlements and judgments; various monetary and fiscal policies and regulations of the U.S. and non-U.S. governments; changes in accounting standards, rules and interpretations (including SFAS 166 and 167); increased globalization of the financial services industry and competition with other U.S. and international financial institutions; Bank of America's ability to attract new employees and retain and motivate existing employees; mergers and acquisitions and their integration into Bank of America; Bank of America's reputation; and decisions to downsize, sell or close units or otherwise change the business mix of Bank of America. Forward-looking statements speak only as of the date they are made, and Bank of America undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Bank of America Repaying $45 billion in TARP Raise $18.8 billion in Common Equivalent Securities through market offering 3 U.S. Regulatory Authorities Have Approved Bank of America's TARP Repayment Plan Common Equivalent Securities Elimination of $3.6 billion in annual preferred stock costs Strengthens quality of already strong capital ratios Capital Action Plan Benefits Asset Sales Raise $4 billion through sale of assets Common Stock Issue $1.7 billion in restricted stock to associates as part of their year-end incentive payment

Issuer: Bank of America Corporation Ticker: BAC PrS / NYSE Offering size: $18.8 billion Equivalency feature: Automatically converts into common stock on one-for-one basis upon receipt of shareholder approval to increase authorized common shares Dividend rate: Noncumulative. Equal to current common stock dividend. If shareholder authorization is not received, additional dividend on unconverted portion at 10% rate, stepping up to 16% over time Contingent Warrants: If shareholders reject the authorization of additional shares, warrants to purchase aggregate of 60 million common shares at strike price of $.01 per share become exercisable Partial conversion: In the event of shareholder rejection, or, if shareholder authorization is not received within 105 days, 200 million shares will automatically convert into common stock on a pro rata basis Preference: Junior to all preferred and senior to common until converted Voting rights: Same as common except will not vote on share authorization Use of proceeds: Repayment of TARP in conjunction with other capital actions proposed today Bookrunner: Bank of America Merrill Lynch Anticipated pricing: Monday, December 7, 2009 / Post-Close 4 Common Equivalent Securities Common Equivalent Securities to be Treated as Tier 1 Common

5 Offering Considerations In light of the current opportunity to repay TARP, Bank of America is utilizing a Common Equivalent Security Will automatically convert into common shares upon receipt of the requisite shareholder approval Shareholder vote to approve increase in share authorization expected to occur within 105 days Based on BAC current stock price, there are insufficient common shares authorized and available for $18.8 billion of common share issuance Bank of America Corp has 10 billion shares authorized 8.7 billion common shares outstanding at 9/30/09 Approximately 1.0 billion currently reserved for convertibles, warrants and other use

6 Impact of Capital Actions BAC will fully repay the $45 billion of TARP preferred stock Meaningfully enhances the quality of BAC's capital base Pro forma Tier 1 Common equity ratio increases to 8.5% TARP preferred repurchase Repurchase of TARP preferred stock is expected to reduce "income available to common shareholders" in 4Q09 by $4.1 billion, as the book value of the preferred is less than the amount paid Preferred dividends and amortization will decrease $3.6 billion eliminated annually on an on-going basis Expected near term EPS accretion Issuance Common and Common Equivalent Securities will increase common dividends and effectively increase shares outstanding for EPS purposes Asset sales Must be completed by end of 2010 Strategic review underway to identify assets To the extent asset sales are not complete additional common stock to be issued Repayment will be funded with proceeds from the $18.8 billion issuance of Common Equivalent Securities and the remainder from excess liquidity of the company

7 Impact on Regulatory Capital Pro Forma: We Remain Well Capitalized and Our Tier 1 Common Increases by 120 bps Common $ in Billions Shares Tier 1 Capital 1 Tier 1 Common 1 (in millions) 3Q09 Actual 193 $ 112 $ 8,650 12.5% 7.3 % Repay $45 billion in TARP (49.5) (8.6) Issue $18.8 billion in common stock in market 20.7 20.7 1,201 2 Issue $1.7 billion in common stock to associates 1.9 1.9 109 2 Asset sales of $4 billion 4.4 4.4 3Q09 Pro forma adjusted for capital actions 170 $ 130 $ 9,960 11.0% 8.5% 1 Includes the impact of capital actions and deferred tax asset 2 Assumes 12/02/09 share price of $15.65 as new issue price

8 Regulatory Capital Ratio Peer Comparisons Tier 1 Capital Comparisons Tier 1 Common Capital Comparisons * Financial Data as Reported in company filings as of September 30, 2009. C BAC BAC Pro Forma WFC JPM USB BAC BAC Pro Forma WFC JPM USB C 12.8% 12.5% 11.0% 10.6% 10.2% 9.5% C BAC BAC Pro Forma WFC JPM USB 9.1% 8.5% 8.2% 7.3% 6.8% 5.2% C BAC Pro Forma JPM BAC USB WFC

9 2009 Year-To-Date Highlights Year to date net income of $6.5 billion Revenue growth of $37 billion (expense growth of $20 billion) compared to first three quarters of 2008 Merrill Lynch and Countrywide transitions on track Strong results and momentum in Sales and Trading, Investment Banking, Home Loan Origination, Deposits Added $13 billion to loan loss reserves since 12/31/08 Credit costs showing signs of stabilizing Enhanced capital and liquidity Profitability & Growth Platform Synergies Balance Sheet

3Q09 Asset Quality Performance

- Although global economies remain weak, stabilizing factors are emerging
- Consumer asset quality reflects broad based impacts of weak economy and housing markets on the consumer real estate portfolios
- Commercial asset quality includes continued deterioration in non-homebuilder commercial real estate
- Card managed losses have plateaued, but are expected to remain at elevated levels
- After several consecutive quarters of growth in net losses in excess of 20%, managed losses increased 11% from 2Q09 to $12.9 billion
- Held net charge-offs increased $923 million, or 11% to $9.6 billion from 2Q09
- Although the need for reserve addition continued, the addition was $2.1 billion in 3Q09 versus $4.7 billion in 2Q09
  - Reserve additions (in billions)
    - $1.3 - purchased impaired CFC loans
    - $ .7 - consumer real estate
    - $ .6 - commercial real estate
    - $ .6 - maturing card securitizations
    - $ .1 - commercial other
  - Reserve reductions (in billions)
    - $ .6 - consumer credit card
    - $ .4 - consumer lending
    - $ .1 - small business
    - $ .1 - dealer finance
- 30+ past due performing delinquencies were down $1.4 billion or 4% excluding $1.8 billion repurchases of delinquent government insured or guaranteed loans from securitizations
- Nonperforming loans and criticized exposure rose, but for the second consecutive quarter at a declining rate

($ in millions)	3Q09		
	Consumer	Commercial	Total
Loan allowance	$ 26,722	$ 9,110	$ 35,832
Loans and leases	578,256	329,813	908,069
Allowance to loans ratio	4.62%	2.76%	3.95%
Net charge-offs	$ 6,992	$ 2,632	$ 9,624
Net charge-off ratio	4.73%	3.09%	4.13%
Nonperforming loans	$ 19,654	$ 12,260	$ 31,914
Allowance to NPLs	136%	74%	112%

[1] Excludes loans measured at fair value

• Speaks only to information as presented in 3rd qtr earnings presentation

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11 Bank of America Diverse Business Mix Pre-tax, Pre-provision Income by Segment* Net Revenue by Segment* $96 billion - 9 Mo. YTD09 $45 billion - 9 Mo. YTD09 *FTE basis

Global Brand With Leading Positions U.S. deposits Debit cards U.S. consumer credit card U.K. consumer credit card Home lending and servicing Global wealth management Leading Positions in Businesses Key To Our Clients Middle market lending Large corporate lending Global treasury services Global domestic debt underwriting Global equity and Merger and Advisory services Bank of America U.S. Markets 82% of U.S. population Approximately 53 million consumer and small business relationships1 Leadership positions in 25 of the top 30 metropolitan areas No. 1 Online and No. 1 Mobile Bank #1 treasury services provider in the U.S. serving 95 percent of U.S. Fortune 500 companies Bank of America Merrill Lynch ranked #1 in high-yield corporate debt, leveraged loans and mortgage-backed assets2 Bank of America International Markets Coverage of top worldwide economies Core Businesses: Corporate & Investment Banking Sales, Trading & Capital Markets Wealth Management Credit Card 1Excluding Countrywide and Merrill Lynch. Estimated at 60 million including these companies. 2For the nine months ended September 30, 2009 based on volume.

Summary Capital actions announced today will allow us to repay outstanding TARP preferred securities Economy appears to be stabilizing Environment remains challenging but manageable Bank of America was profitable for the first 9 months of 2009 despite headwinds Bank of America has substantially strengthened the balance sheet Business model benefiting from acquisitions Bank of America poised to take advantage of opportunities 13

14 The Company has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (866) 500-5408

15 Bank of America 15 Bank of America: Confidential